Exhibit 99.1

March 14, 2024

2-2-1 Yaesu Chuo-ku,Tokyo
Pixie Dust Technologies Co., Ltd.
Representative Director and CEO Yoichi Ochiai

Notice of convocation of extraordinary general meeting of shareholders

Dear Shareholders,

Thank you very much for your continued support.

We would like to inform you that our company will hold an extraordinary general meeting of shareholders as follows, and you are cordially invited to attend the meeting.

If you are unable to attend on the day, please review the “Reference documents regarding solicitation for proxy exercise of voting rights” below, indicate your approval or disapproval on the enclosed proxy form, affix your seal, and return it to us. Thank you for your understanding.

1.	Date and time	Friday, April 26, 2024 10:00 a.m. JST
2.	Venue	2-2-1 Yaesu, Chuo-ku, Tokyo Tokyo Midtown Yaesu Yaesu Central Tower 4th floor Tokyo Midtown Yaesu Conference Conference Room A
3.	Agenda Resolutions bill	Reduction of stated capital

*        If you are attending on the day of the event, please take the time to submit the enclosed proxy form to the reception desk at the venue.

Reference documents regarding solicitation of proxy exercise of voting rights

1. Solicitor of proxy exercise of voting rights	Pixie Dust Technologies Co., Ltd. Representative Director and CEO Yoichi Ochiai

2. Proposals and reference matters

Agenda: Reduction of stated capital

1. Reason for proposal

To facilitate future flexibility and maneuverability of the Company’s capital allocation policies, the amount of stated capital will be reduced and transferred to capital reserves in accordance with the provisions of Article 447, Paragraph 1 of the Companies Act.

2. Details of the reduction of stated capital

    Amount of stated capital to be reduced: 1,040,394,545 yen

    Amount of capital reserve to be increased: 1,040,394,545 yen

    Effective date of capital reduction: April 30, 2024

If any stock acquisition rights (shinkabu yoyaku-ken) issued by the Company are exercised by the effective date of the stated capital reduction, the amount of stated capital, the amount of stated capital after reduction, the amount of capital reserve prior to increase, and the amount of capital reserve after increase, may vary.